

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 5, 2009

Ross J. Kari
Executive Vice President and
Chief Financial Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, VA 22102

> **Re:** **Federal Home Loan Mortgage Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008, as amended**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Form 8-K filed October 23, 2009**
> **File No. 001-34139**

Dear Mr. Kari:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1. Please advise the staff, with a view towards improved disclosure, whether Freddie Mac has experienced any material impact upon the timing or amount of any recovery due to lawsuits contesting foreclosure or other "self-help" actions as a

result of delinquency of the underlying loan where the borrower is asserting that Freddie Mac or its agents or servicers do not have title on the note for the defaulted loan. If material, please identify the total amount of loans that are subject to such claims, and identify management's view of how these types of claims might affect both the costs of your loss mitigation efforts as well as your ability to dispose of assets securing defaulted loans. Please also discuss whether there have been any material increases in your costs of recovery as a result of these types of lawsuits.

2.   On page 130 of the Form 10-K and page 12 of the Form 10-Q for the Quarter ended June 30, 2009 you discuss the total principal amount outstanding for your guarantee portfolio. You also discuss your incurred losses, presented as a percentage of the total outstanding. You also indicate that due to your investment limits, you will be relying on guarantee fee income, and increases in your total exposure, to generate revenues on a going forward basis. Considering the trend of increasing losses on your guarantee portfolio, and the increase in delinquencies on conforming mortgages, please provide more analysis as to the potential impact, on both an off-balance sheet and on-balance sheet basis, of losses on your credit guarantee book of business and the impact of increases in your delinquency rate.

Risk Factors

General

3.   We note the significant off-balance sheet exposure to credit losses relating to your PCs, Structured Securities and other mortgage-related guarantees. In future filings, please include a risk factor that adequately describes the risks relating to this off-balance sheet exposure. We note the disclosure on page 12 of the Form 10-Q for the fiscal quarter ended June 30, 2009.

Our financial condition or results of operations may be adversely affected …, page 42

4.   We note the concentration of derivative exposure among your primary derivative counterparties. Please revise this risk factor in future filings to disclose your all derivative counterparties that represent more than 10% of your notional amount outstanding. In addition, in future filings, revise the disclosure contained in the section entitled "Derivative Counterparties" on page 61 of the Form 10-Q for the fiscal quarter ended June 30, 2009 to disclose this information.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9: Stockholders' Equity (Deficit), page 227

5.   Please tell us in detail and revise future filings (here or in your Summary of
        Significant Accounting Policies) to disclose your accounting policies
        (recognition, measurement, etc.) related to the warrant issued to the Treasury and
        describe how you determine fair value.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

6.   In future filings please expand your analysis regarding the factors considered in
        setting the amounts of the named executives' retention bonuses. In particular, you
        should disclose the targets used to determine if the "performance based" portion
        of the retention bonus for a named executive will vest. If you determined that you
        did not need to disclose the performance targets due to their potential to cause
        competitive harm to Freddie Mac, please provide us with your analysis. Also, to
        the extent that in future filings you conclude that a material performance target is
        confidential, you must include a discussion of the level of difficulty required to
        meet the target. Refer to Regulation S-K Compliance & Disclosure Interpretation
        118.04 and Item 402 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Executive Summary

MHA Program and Other Efforts to Assist the Housing Market, page 2

7.   Please advise the staff, with a view towards improved disclosure, as to the value
        of the loans that have participated in the HAMP process as of a recent date and
        the number of HAMP loans that have become delinquent during the trial period.
        Furthermore, please discuss any impact upon your collateral or your share of any
        cash flows due to the delinquency or foreclosure of a mortgage that had
        participated in HAMP compared to if the loan had been foreclosed upon without
        participating in the program.

8.   We note you have implemented a number of initiatives to assist the U.S.
      residential mortgage market and help families keep their homes. In an effort to
      provide greater transparency surrounding the impact of such initiatives on your
      financial condition and results of operations, and to the extent not already
      disclosed, please provide us with and consider disclosing in your future filings,
      the following:

      • Provide a thorough explanation of the refinance or modification program;
      • Provide a description of the modifications made to loans modified under each
        initiative (or program) and the nature of the assistance provided by the
        Treasury, when applicable (i.e. discuss amounts to be received initially as well
        as over time);
      • The amounts and a description of the loans that have been modified under
        each initiative (or program);
      • The amounts and a description of eligible loans that have not been modified
        under each initiative (or program);
      • Quantify the payments received and expected from the Treasury and a
        description of how these expectations affect accounting calculations, such as
        impairment, and allowance for credit losses; and
      • Conditions related to the loans that give rise to a concentration of credit risk.

Table 2 – Credit Statistics, Single-Family Mortgage Portfolio, page 10 and
Table 3 – Credit Statistics, Non-Agency Mortgage-Related Securities …, page 11

9.   Please tell us, with a view towards revised future disclosure, how you determined
      that 90-day delinquency disclosure for already modified loans was appropriate,
      particularly given the potentially increasing importance of modified mortgages in
      your total portfolio. Alternatively, please consider providing details, either as part
      of this presentation or as part of your presentation of efforts to support the
      housing market, that discloses delinquency of previously modified mortgages.

Consolidated Results of Operations

Non-Interest Expense

Provision for Credit losses, page 27

10.   We note your disclosure here and elsewhere throughout your quarterly report, that
       you enhanced your methodology for estimating your loan loss reserves during the
       second quarter of 2009. Please provide us, and disclose in future filings, the
       following:

       • Expanded disclosure regarding the specific revisions made to your
         methodology;

- Expanded disclosure why these revisions were made and bridge the disclosure to other pertinent areas of your quarterly and annual report (e.g. Executive Summary: *MHA Program and Other Efforts to Assist the Housing Market* (page 2), and Summary of Significant Accounting Policies (page 106), etc.); and
- Quantify how these specific revisions (individually and in the aggregate) impacted your financial condition and results of operations

Risk Management, page 59

11.   Please provide us with details regarding mortgages that Freddie Mac has the ability to require that the underlying loan be repurchased by its larger mortgage servicers as a group as of a recent date. Please also disclose the value of loans that could have been repurchased, but for the bankruptcy of the servicer/originator.

Alt-A Loans, page 72

12.   Please revise this section to disclose the percentage of non-agency mortgage-related securities backed by single-family Alt-A loans that were investment grade at June 30, 2009 and December 31, 2008.

Loss Mitigation Activities, page 74

13.   With a view toward revised disclosure, please explain in greater detail the initiative to provide for month-to-month rentals to certain former borrowers and tenants that occupy newly-foreclosed single-family properties while in the resale process. For example, identify the number of single-family properties that are currently being rented and the amount of rental income earned on these properties. Discuss whether you intend to continue the program for the foreseeable future.

Table 43 – Single-Family Foreclosure Alternatives, page 75

14.   We note the disclosure of the total number of loans affected by the single-family foreclosure alternatives. Please disclose the total dollar amount of these loans by category (i.e., loan modifications, repayment plans, forbearance agreements, etc.).

Home Affordable Modification Program, page 76

15.   Please confirm that you will revise future filings to disclose, as of the most recent practicable date, the dollar amount of monthly payment reductions for loans you own or guarantee, as well as all servicer and borrower incentive fees.

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 15: Concentrations of Credit and Other Risks, page 158

16.   We note your disclosure on page 160 that all of your mortgage insurance counterparties received credit rating downgrades in the first half of 2009 and Triad Guaranty Insurance Corporation began paying valid claims 60% in cash and 40% in deferred payment obligations. Please tell us, and disclose in future filings, how you factored in these credit changes and changes in circumstance related to deferred payments in your estimate for loan loss reserves.

Form 8-K filed October 23, 2009

17.   Please advise the staff, with a view towards revised future disclosure, whether the Treasury's participation in this program will impact the availability of funding under the Purchase Agreement.

*   *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel